Exhibit 21.1

CPAC, INC.

SUBSIDIARIES OF REGISTRANT

Company Name	State/Country of Incorporation	Percent Ownership

PRS, Inc.	New York	100
Allied Diagnostic Imaging Resources, Inc.	Delaware	100
Trebla Chemical Company	Delaware	100
CPAC Europe, N.V.	Belgium	98
CPAC Italia, S.r.l.	Italy	100
The Fuller Brush Company, Inc.	New York	100
CPAC Africa (Pty) LTD	South Africa	80
CPAC Asia LTD.	Thailand	80

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